04048713

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC MAIL PROCESSING RECEIVED OCT 2 2004 WASH. D.C. 188 SECTION

ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, October 22, 2004, Series 2004-HE3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-110039
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
OCT 29 2004
THOMSON FINANCIAL

[TPW: NYLEGAL:277730.2] 17988-00238 10/21/04 04:43pm

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ACE SECURITIES CORP.

By: /s/

Name: Douglas K. Johnson
Title: President

By: /s/

Name: Evelyn Echevarria
Title: Vice President

Dated: October 22, 2004

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$1,091,202,000 *(Approximate)*

Home Equity Loan Trust

Series 2004-HE3

Ace Securities Corp
(Depositor)

Deutsche Bank

October 21, 2004

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED October 21, 2004

Ace Securities Corp.

Home Equity Loan Trust, Series 2004-HE3

$1,091,202,000 *(Approximate)*

Subject to 10% variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings S / M
Offered Certificates:								
A-1A	464,234,000	Float	2.45	11/04-02/12	0	ACT/360	Nov 2034	AAA / Aaa
A-1B	51,582,000	Float	2.45	11/04-02/12	0	ACT/360	Nov 2034	AAA / Aaa
A-2A	100,000,000	Float	2.41	11/04-02/12	0	ACT/360	Nov 2034	AAA / Aaa
A-2B	167,119,000	Float	1.00	11/04-12/06	0	ACT/360	Nov 2034	AAA / Aaa
A-2C	59,533,000	Float	3.00	12/06-05/09	0	ACT/360	Nov 2034	AAA / Aaa
A-2D	50,285,000	Float	6.38	05/09-02/12	0	ACT/360	Nov 2034	AAA / Aaa
M-1	36,484,000	Float	5.00	04/08-02/12	0	ACT/360	Nov 2034	AAA / Aa1
M-2	33,720,000	Float	4.96	02/08-02/12	0	ACT/360	Nov 2034	AA+ / Aa2
M-3	21,559,000	Float	4.93	02/08-02/12	0	ACT/360	Nov 2034	AA+ / Aa3
M-4	18,242,000	Float	4.91	01/08-02/12	0	ACT/360	Nov 2034	AA / A1
M-5	16,583,000	Float	4.91	12/07-02/12	0	ACT/360	Nov 2034	AA / A2
M-6	14,925,000	Float	4.89	12/07-02/12	0	ACT/360	Nov 2034	AA- / A3
M-7	14,925,000	Float	4.89	12/07-02/12	0	ACT/360	Nov 2034	A+ / NR
M-8	9,950,000	Float	4.89	11/07-02/12	0	ACT/360	Nov 2034	A / NR
M-9	8,845,000	Float	4.87	11/07-02/12	0	ACT/360	Nov 2034	A- / NR
M-10	8,291,000	Float	4.87	11/07-02/12	0	ACT/360	Nov 2034	BBB+ / NR
M-11	14,925,000	Float	4.67	11/07-02/12	0	ACT/360	Nov 2034	BBB- / NR
Total	$1,091,202,000							
Non-Offered Certificates:								
B	8,845,000	Float	* Not Offered *					
Total Certificates	**$1,100,047,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	28% CPR

Transaction Overview

Certificates: The Class A-1A and Class A-1B Certificates (collectively, the "Class A-1 Certificates"); Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates (collectively, the "Class A-2 Certificates;" and together with the Class A-1 Certificates, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates (collectively, the "Mezzanine Certificates"); and the Class B Certificates (the "Subordinate Certificates"). The Class A-1 Certificates are backed by conforming principal balance fixed rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates are backed by fixed rate and adjustable-rate first and second lien mortgage loans with conforming and non-conforming principal balances ("Group II Mortgage Loans"). The Mezzanine Certificates are

Transaction Overview

backed by the Group I Mortgage Loans and Group II Mortgage Loans (collectively, the "Mortgage Loans"). The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rates on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass- Through Rate. The pass-through rate on the Class B Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate.

Collateral: As of the Cut-off Date, the Mortgage Loans will consist of approximately 5,906 adjustable-rate and fixed-rate, first and second lien, closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $1,105,576,615 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 4,325 conforming principal balance fixed and adjustable-rate Mortgage Loans totaling approximately $638,781,693 and the Group II Mortgage Loans will represent approximately 1,581 fixed and adjustable-rate Mortgage Loans with conforming and non-conforming principal balances totaling approximately $466,794,922.

Class A Certificates: Class A-1A, Class A-1B, Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates

Class M Certificates: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates

Class B Certificates Class B Certificates

Depositor: Ace Securities Corp. ("Ace")

Originators:

Originator	Aggregate Remaining Principle Balance ($)	% of Aggregate Remaining Principal Balance
WMC	866,889,975	78.41%
People's Choice	199,782,410	18.07%
Other	38,904,230	3.52%
Total	**1,105,576,615**	**100.00%**

Master Servicer: Wells Fargo Bank, National Association

Servicer: Primary servicing will be provided by Wells Fargo Home Mortgage, Inc.

Trustee: HSBC Bank USA, National Association

Custodian: Wells Fargo Bank, National Association

Credit Risk Manager: The Murrayhill Company

Underwriter: Deutsche Bank Securities Inc.

Cut-off Date: October 1, 2004

Expected Pricing: Week of October 18, 2004

Expected Closing Date: On or about October 29, 2004

Record Date: The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.

Distribution Date: 25th day of each month (or the next business day if such day is not a business day) commencing in November 2004.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date shall be from the 16th of the month immediately preceding the Distribution Date to the 15th of the month of the Distribution Date.
Interest Accrual Period:	Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicer and shortfalls resulting from the application of the Servicemembers' Civil Relief Act.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Master Servicer, Servicer and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.518% for the Mortgage Loans.
Compensating Interest:	The Servicer will be required to cover Prepayment Interest Shortfalls on the Mortgage Loans up to the Servicing Fee payable to the Servicer.
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.
Optional Termination:	On any distribution date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than 10% of their aggregate outstanding principal balance as of the Cut-off Date, the Master Servicer may repurchase the Mortgage Loans remaining in the trust, causing an early retirement of the Certificates, but is not required to do so.

Transaction Overview (Cont.)

Monthly Servicer Advances: The Servicer will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments. The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. If the Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. Each of the Servicer and the Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Credit Enhancement:
1) Excess Interest
2) Overcollateralization ("OC")
3) Subordination

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class B Certificates, fourth, to the Class M-11 Certificates, fifth, to the Class M-10 Certificates, sixth, to the Class M-9 Certificates, seventh, to the Class M-8 Certificates, eighth, to the Class M-7 Certificates, ninth, to the Class M-6 Certificates, tenth, to the Class M-5 Certificates, eleventh, to the Class M-4 Certificates, twelfth, to the Class M-3 Certificates, thirteenth, to the Class M-2 Certificates and fourteenth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Subordinate Certificates and the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest, such amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if Net Monthly Excess Cashflow and/or the Overcollateralization Amount are greater than zero on any subsequent Distribution Dates).

Required Overcollateralization Amount: Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificate holders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be approximately 0.50% of the original aggregate principal balance of the Mortgage Loans. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to 1.00% of the ending aggregate principal balance of the Mortgage Loans, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.

Overcollateralization Increase Amount: An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Transaction Overview (Cont.)

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in November 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than approximately 38.50%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(S / M)	Initial CE %	CE % On/After Step Down Date
A	AAA / Aaa	19.25%	38.50%
M-1	AAA / Aa1	15.95%	31.90%
M-2	AA+ / Aa2	12.90%	25.80%
M-3	AA+ / Aa3	10.95%	21.90%
M-4	AA / A1	9.30%	18.60%
M-5	AA / A2	7.80%	15.60%
M-6	AA- / A3	6.45%	12.90%
M-7	A+ / NR	5.10%	10.20%
M-8	A / NR	4.20%	8.40%
M-9	A- / NR	3.40%	6.80%
M-10	BBB+ / NR	2.65%	5.30%
M-11	BBB- / NR	1.30%	2.60%
B	Not Offered	0.50%	1.00%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (y) with respect to the Mezzanine Certificates and the Subordinate Certificates, the Interest Distribution Amount for such Distribution Date and (z) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Class A-1 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group I Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class A-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group II Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Mezzanine Certificates: The per annum rate (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.

Subordinate Certificates: The per annum rate (adjusted for the actual number of days elapsed in

Transaction Overview (Cont.)

	the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.
Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any class of the Series 2004-HE3 Certificates is limited by the related Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" for such class will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.
Group I Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group I Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts. The Group I Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.00% the payment due will be calculated as if one-month LIBOR was 10.00%) and (2) the related scheduled notional amount, which is based on the expected amortization of the Group I Mortgage Loans.
Group II Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group II Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts as described herein. The Group II Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.00% the payment due will be calculated as if one-month LIBOR was 10.00%) and (2) the related scheduled notional amount, which is based on the expected amortization of the Group II Mortgage Loans.
Available Distribution Amount:	For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicer in respect of Prepayment Interest Shortfalls for the related Due Period; and (v) payments received on the Group I Cap Agreement and the Group II Cap Agreement, if any, to pay the Net WAC Rate Carryover Amounts on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates.
Class A Principal Distribution Amount:	Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain a 38.50% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage).
	The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates together, on a pro rata basis, based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a

Transaction Overview (Cont.)

Class A Principal Distribution Amount (Continued):	fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date. Any principal distributions allocated to the Class A-1 Certificates will be allocated on a pro-rata basis to the Class A-1A Certificates and to the Class A-1B Certificates based on their outstanding Certificate Principal Balances; provided, however, if a Trigger Event has occurred, any principal distributions allocated to the Class A-1 Certificates will be allocated sequentially to the Class A-1A and the Class A-1B Certificates, in that order, until the Certificates Principal Balance of each such class has been reduced to zero. Principal distributions to the Class A-2 Certificates will be allocated concurrently i) to the Class A-2A Certificates and ii) to the Class A-2B, Class A-2C and Class A-2D Certificates on a pro rata basis, based on the Certificate Principal Balance of each such class, until the Certificate Principal Balance of each such class has been reduced to zero; provided, however, that the pro rata allocation to the Class A-2B, Class A-2C and Class A-2D Certificates shall be distributed sequentially to the Class A-2B, Class A-2C and Class A-2D Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero.
Class M Principal Distribution Amount:	The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches a 31.90% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches 25.80% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches a 21.90% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches a 18.60% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches a 15.60% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage), sixth to the Class M-6 Certificates until it reaches a 12.90% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage), seventh to the Class M-7 Certificates until it reaches a 10.20% Credit Enhancement Percentage (2x the Class M-7 Initial Credit Enhancement Percentage), eighth to the Class M-8 Certificates until it reaches a 8.40% Credit Enhancement Percentage (2x the Class M-8 Initial Credit Enhancement Percentage), ninth to the Class M-9 Certificates until it reaches a 6.80% Credit Enhancement Percentage (2x the Class M-9 Initial Credit Enhancement Percentage), tenth to the Class M-10 Certificates until it reaches a 5.30% Credit Enhancement Percentage (2x the Class M-10 Initial Credit Enhancement Percentage) and eleventh to the Class M-11 Certificates until it reaches a 2.60% Credit Enhancement Percentage (2x the Class M-11 Initial Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero.
Class B Principal Distribution Amount:	The Subordinate Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Subordinate Certificates until it reaches a 1.00% Credit Enhancement Percentage (2x the Class B Initial Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount", then

Transaction Overview (Cont.)

sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero and then to the Subordinate Certificates until the Certificate Principal Balance of such class has been reduced to zero.

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M & B	1.5 x Margin

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 40% of the Credit Enhancement Percentage.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
November 2007 to October 2008	4.25%, plus 1/12th of 1.40% for each month thereafter
November 2008 to October 2009	5.65%, plus 1/12th of 1.10% for each month thereafter
November 2009 to October 2010	6.75%, plus 1/12th of 0.25% for each month thereafter
November 2010 and thereafter	7.00%

Transaction Overview (Cont.)

Payment Priority:

On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest on the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date, then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates, on a sequential basis, and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date on the Class B Certificates.
2. To pay principal on the Class A Certificates in accordance with the principal payment provisions described above.
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above.
4. To pay principal to the Subordinate Certificates in accordance with the principal payment provisions described above.
5. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
6. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis.
7. From excess interest, if any, to pay the Interest Carry Forward Amount on the Class B Certificates.
8. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates, on a sequential basis.
9. From excess interest, if any, to pay the allocated Realized Losses on the Subordinate Certificates.
10. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates in the same order of priority as described in 1 above.
11. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

ERISA: All of the Offered Certificates are expected to be ERISA-eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Sensitivity Table
To 10% Call

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1A	Avg Life	18.41	4.62	2.45	1.82	1.18
	First Payment Date	Nov-04	Nov-04	Nov-04	Nov-04	Nov-04
	Last Payment Date	Jun-33	Apr-18	Feb-12	Jun-10	Oct-07
A-1B	Avg Life	18.41	4.62	2.45	1.82	1.18
	First Payment Date	Nov-04	Nov-04	Nov-04	Nov-04	Nov-04
	Last Payment Date	Jun-33	Apr-18	Feb-12	Jun-10	Oct-07
A-2A	Avg Life	18.40	4.60	2.41	1.77	1.14
	First Payment Date	Nov-04	Nov-04	Nov-04	Nov-04	Nov-04
	Last Payment Date	Jun-33	Apr-18	Feb-12	Jun-10	Oct-07
A-2B	Avg Life	13.57	1.89	1.00	0.79	0.59
	First Payment Date	Nov-04	Nov-04	Nov-04	Nov-04	Nov-04
	Last Payment Date	Sep-25	Dec-08	Dec-06	Jun-06	Jan-06
A-2C	Avg Life	23.84	6.07	3.00	2.15	1.59
	First Payment Date	Sep-25	Dec-08	Dec-06	Jun-06	Jan-06
	Last Payment Date	Apr-31	Jun-13	May-09	Jun-07	Oct-06
A-2D	Avg Life	28.04	11.89	6.38	4.59	2.43
	First Payment Date	Apr-31	Jun-13	May-09	Jun-07	Oct-06
	Last Payment Date	Jun-33	Apr-18	Feb-12	Jun-10	Oct-07
M-1	Avg Life	26.05	8.94	5.00	4.58	4.12
	First Payment Date	May-26	Feb-09	Apr-08	Oct-08	Oct-07
	Last Payment Date	Jun-33	Apr-18	Feb-12	Jun-10	Dec-08
M-2	Avg Life	26.05	8.94	4.96	4.37	4.16
	First Payment Date	May-26	Feb-09	Feb-08	Jun-08	Dec-08
	Last Payment Date	Jun-33	Apr-18	Feb-12	Jun-10	Dec-08
M-3	Avg Life	26.05	8.94	4.93	4.26	4.15
	First Payment Date	May-26	Feb-09	Feb-08	May-08	Nov-08
	Last Payment Date	Jun-33	Apr-18	Feb-12	Jun-10	Dec-08
M-4	Avg Life	26.05	8.94	4.91	4.20	4.02
	First Payment Date	Apr-26	Feb-09	Jan-08	Mar-08	Aug-08
	Last Payment Date	Jun-33	Apr-18	Feb-12	Jun-10	Dec-08
M-5	Avg Life	26.05	8.94	4.91	4.15	3.85
	First Payment Date	Apr-26	Feb-09	Dec-07	Feb-08	Jun-08
	Last Payment Date	Jun-33	Apr-18	Feb-12	Jun-10	Dec-08

Sensitivity Table
To 10% Call (Continued)

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
M-6	Avg Life	26.05	8.94	4.89	4.11	3.73
	First Payment Date	Apr-26	Feb-09	Dec-07	Feb-08	Apr-08
	Last Payment Date	Jun-33	Apr-18	Feb-12	Jun-10	Dec-08
M-7	Avg Life	26.05	8.94	4.89	4.08	3.63
	First Payment Date	Apr-26	Feb-09	Dec-07	Jan-08	Mar-08
	Last Payment Date	Jun-33	Apr-18	Feb-12	Jun-10	Dec-08
M-8	Avg Life	26.05	8.94	4.89	4.06	3.56
	First Payment Date	Apr-26	Feb-09	Nov-07	Dec-07	Feb-08
	Last Payment Date	Jun-33	Apr-18	Feb-12	Jun-10	Dec-08
M-9	Avg Life	26.05	8.94	4.87	4.04	3.52
	First Payment Date	Apr-26	Feb-09	Nov-07	Dec-07	Jan-08
	Last Payment Date	Jun-33	Apr-18	Feb-12	Jun-10	Dec-08
M-10	Avg Life	26.05	8.94	4.87	4.04	3.48
	First Payment Date	Apr-26	Feb-09	Nov-07	Dec-07	Jan-08
	Last Payment Date	Jun-33	Apr-18	Feb-12	Jun-10	Dec-08
M-11	Avg Life	25.93	8.59	4.67	3.86	3.32
	First Payment Date	Apr-26	Feb-09	Nov-07	Nov-07	Nov-07
	Last Payment Date	Jun-33	Apr-18	Feb-12	Jun-10	Dec-08
B	Avg Life	24.62	6.68	3.68	3.23	3.07
	First Payment Date	Apr-26	Feb-09	Nov-07	Nov-07	Nov-07
	Last Payment Date	Feb-32	Sep-14	Jan-10	Nov-08	Nov-07

Sensitivity Table
To Maturity

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1A	Avg Life	18.46	4.95	2.67	1.99	1.18
	First Payment Date	Nov-04	Nov-04	Nov-04	Nov-04	Nov-04
	Last Payment Date	Sep-34	Oct-30	Dec-20	Nov-17	Oct-07
A-1B	Avg Life	18.46	4.95	2.67	1.99	1.18
	First Payment Date	Nov-04	Nov-04	Nov-04	Nov-04	Nov-04
	Last Payment Date	Sep-34	Oct-30	Dec-20	Nov-17	Oct-07
A-2A	Avg Life	18.45	4.90	2.61	1.94	1.14
	First Payment Date	Nov-04	Nov-04	Nov-04	Nov-04	Nov-04
	Last Payment Date	Sep-34	Jun-30	May-20	Aug-17	Oct-07
A-2B	Avg Life	13.57	1.89	1.00	0.79	0.59
	First Payment Date	Nov-04	Nov-04	Nov-04	Nov-04	Nov-04
	Last Payment Date	Sep-25	Dec-08	Dec-06	Jun-06	Jan-06
A-2C	Avg Life	23.84	6.07	3.00	2.15	1.59
	First Payment Date	Sep-25	Dec-08	Dec-06	Jun-06	Jan-06
	Last Payment Date	Apr-31	Jun-13	May-09	Jun-07	Oct-06
A-2D	Avg Life	28.30	13.55	7.52	5.51	2.43
	First Payment Date	Apr-31	Jun-13	May-09	Jun-07	Oct-06
	Last Payment Date	Sep-34	Jun-30	May-20	Aug-17	Oct-07
M-1	Avg Life	26.18	9.72	5.53	5.00	6.93
	First Payment Date	May-26	Feb-09	Apr-08	Oct-08	Oct-07
	Last Payment Date	Aug-34	Aug-27	Jun-18	Jul-15	Jun-14
M-2	Avg Life	26.18	9.69	5.46	4.78	5.14
	First Payment Date	May-26	Feb-09	Feb-08	Jun-08	Apr-09
	Last Payment Date	Jul-34	Sep-26	Oct-17	Dec-14	May-12
M-3	Avg Life	26.17	9.66	5.42	4.65	4.56
	First Payment Date	May-26	Feb-09	Feb-08	May-08	Nov-08
	Last Payment Date	Jul-34	Oct-25	Feb-17	Jun-14	Dec-11
M-4	Avg Life	26.17	9.63	5.37	4.57	4.30
	First Payment Date	Apr-26	Feb-09	Jan-08	Mar-08	Aug-08
	Last Payment Date	Jun-34	Feb-25	Aug-16	Jan-14	Sep-11
M-5	Avg Life	26.17	9.59	5.34	4.50	4.11
	First Payment Date	Apr-26	Feb-09	Dec-07	Feb-08	Jun-08
	Last Payment Date	May-34	May-24	Feb-16	Sep-13	May-11

Sensitivity Table
To Maturity (Continued)

	Fixed>> Arm>>	0% PPC 0% CPR	55% PPC 15% CPR	100% PPC 28% CPR	125% PPC 35% CPR	160% PPC 45% CPR
M-6	Avg Life	26.16	9.53	5.29	4.43	3.97
	First Payment Date	Apr-26	Feb-09	Dec-07	Feb-08	Apr-08
	Last Payment Date	May-34	Jul-23	Aug-15	Mar-13	Jan-11
M-7	Avg Life	26.15	9.45	5.23	4.36	3.84
	First Payment Date	Apr-26	Feb-09	Dec-07	Jan-08	Mar-08
	Last Payment Date	Apr-34	Aug-22	Jan-15	Oct-12	Sep-10
M-8	Avg Life	26.14	9.34	5.17	4.29	3.73
	First Payment Date	Apr-26	Feb-09	Nov-07	Dec-07	Feb-08
	Last Payment Date	Feb-34	Jun-21	Apr-14	Mar-12	Apr-10
M-9	Avg Life	26.12	9.23	5.08	4.21	3.65
	First Payment Date	Apr-26	Feb-09	Nov-07	Dec-07	Jan-08
	Last Payment Date	Dec-33	Jun-20	Sep-13	Sep-11	Dec-09
M-10	Avg Life	26.09	9.12	4.97	4.12	3.55
	First Payment Date	Apr-26	Feb-09	Nov-07	Dec-07	Jan-08
	Last Payment Date	Oct-33	Sep-19	Jan-13	Mar-11	Jul-09
M-11	Avg Life	25.93	8.59	4.67	3.86	3.32
	First Payment Date	Apr-26	Feb-09	Nov-07	Nov-07	Nov-07
	Last Payment Date	Jul-33	Aug-18	Apr-12	Aug-10	Feb-09
B	Avg Life	24.62	6.68	3.68	3.23	3.07
	First Payment Date	Apr-26	Feb-09	Nov-07	Nov-07	Nov-07
	Last Payment Date	Feb-32	Sep-14	Jan-10	Nov-08	Nov-07

Group I Cap Schedule

Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
12/25/2004	624,675,000	6.762	10.00
1/25/2005	610,684,000	6.548	10.00
2/25/2005	596,799,000	6.552	10.00
3/25/2005	583,013,000	7.257	10.00
4/25/2005	569,320,000	6.558	10.00
5/25/2005	555,715,000	6.780	10.00
6/25/2005	542,193,000	6.563	10.00
7/25/2005	528,754,000	6.784	10.00
8/25/2005	515,395,000	6.567	10.00
9/25/2005	502,122,000	6.569	10.00
10/25/2005	488,956,000	6.789	10.00
11/25/2005	476,136,000	6.571	10.00
12/25/2005	463,652,000	6.791	10.00
1/25/2006	451,496,000	6.574	10.00
2/25/2006	439,659,000	6.575	10.00
3/25/2006	428,132,000	7.280	10.00
4/25/2006	416,908,000	6.577	10.00
5/25/2006	405,978,000	6.798	10.00
6/25/2006	395,334,000	6.580	10.00
7/25/2006	384,970,000	6.800	10.00
8/25/2006	374,878,000	6.582	10.00
9/25/2006	365,050,000	6.820	10.00
10/25/2006	355,493,000	8.037	10.00
11/25/2006	346,226,000	7.777	10.00
12/25/2006	337,201,000	8.036	10.00
1/25/2007	328,412,000	7.776	10.00
2/25/2007	319,851,000	7.775	10.00
3/25/2007	311,514,000	8.761	10.00
4/25/2007	303,399,000	8.383	10.00
5/25/2007	295,510,000	8.661	10.00
6/25/2007	287,826,000	8.380	10.00
7/25/2007	280,343,000	8.658	10.00
8/25/2007	273,053,000	8.377	10.00
9/25/2007	265,953,000	8.522	10.00
10/25/2007	259,042,000	9.371	10.00
11/25/2007	252,325,000	9.066	10.00
12/25/2007	245,782,000	9.366	10.00
1/25/2008	239,408,000	9.061	10.00
2/25/2008	233,199,000	9.058	10.00
3/25/2008	227,152,000	9.829	10.00
4/25/2008	221,264,000	9.682	10.00
5/25/2008	215,537,000	10.00	10.00
6/25/2008	209,959,000	9.675	10.00
7/25/2008	204,525,000	9.993	10.00
8/25/2008	199,231,000	9.668	10.00
9/25/2008	194,074,000	9.800	10.00

Group II Cap Schedule

Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
12/25/2004	455,817,000	6.562	10.00
1/25/2005	444,997,000	6.356	10.00
2/25/2005	434,326,000	6.361	10.00
3/25/2005	423,797,000	7.049	10.00
4/25/2005	413,406,000	6.371	10.00
5/25/2005	403,147,000	6.588	10.00
6/25/2005	393,015,000	6.379	10.00
7/25/2005	383,008,000	6.595	10.00
8/25/2005	373,123,000	6.385	10.00
9/25/2005	363,368,000	6.387	10.00
10/25/2005	353,751,000	6.601	10.00
11/25/2005	344,389,000	6.390	10.00
12/25/2005	335,275,000	6.605	10.00
1/25/2006	326,402,000	6.393	10.00
2/25/2006	317,764,000	6.395	10.00
3/25/2006	309,356,000	7.082	10.00
4/25/2006	301,170,000	6.398	10.00
5/25/2006	293,200,000	6.613	10.00
6/25/2006	285,442,000	6.401	10.00
7/25/2006	277,889,000	6.617	10.00
8/25/2006	270,537,000	6.407	10.00
9/25/2006	263,379,000	6.576	10.00
10/25/2006	256,417,000	8.151	10.00
11/25/2006	249,666,000	7.888	10.00
12/25/2006	243,093,000	8.151	10.00
1/25/2007	236,693,000	7.888	10.00
2/25/2007	230,462,000	7.890	10.00
3/25/2007	224,395,000	8.839	10.00
4/25/2007	218,491,000	8.565	10.00
5/25/2007	212,752,000	8.850	10.00
6/25/2007	207,163,000	8.564	10.00
7/25/2007	201,722,000	8.848	10.00
8/25/2007	196,423,000	8.563	10.00
9/25/2007	191,264,000	8.666	10.00
10/25/2007	186,243,000	9.617	10.00
11/25/2007	181,362,000	9.305	10.00
12/25/2007	176,609,000	9.613	10.00
1/25/2008	171,981,000	9.301	10.00
2/25/2008	167,475,000	9.301	10.00

Class A-1A and A-1B Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
1	10/25/04	-
2	11/25/2004	10.00
3	12/25/2004	10.00
4	1/25/2005	10.00
5	2/25/2005	10.00
6	3/25/2005	10.00
7	4/25/2005	10.00
8	5/25/2005	10.00
9	6/25/2005	10.00
10	7/25/2005	10.00
11	8/25/2005	10.00
12	9/25/2005	10.00
13	10/25/2005	10.00
14	11/25/2005	10.00
15	12/25/2005	10.00
16	1/25/2006	10.00
17	2/25/2006	10.00
18	3/25/2006	10.00
19	4/25/2006	10.00
20	5/25/2006	10.00
21	6/25/2006	10.00
22	7/25/2006	10.00
23	8/25/2006	10.00
24	9/25/2006	10.00
25	10/25/2006	10.00
26	11/25/2006	10.00
27	12/25/2006	10.00
28	1/25/2007	10.00
29	2/25/2007	10.00
30	3/25/2007	10.00
31	4/25/2007	10.00
32	5/25/2007	10.00
33	6/25/2007	10.00
34	7/25/2007	10.00
35	8/25/2007	10.00
36	9/25/2007	10.00
37	10/25/2007	10.00
38	11/25/2007	10.00
39	12/25/2007	10.00
40	1/25/2008	10.00
41	2/25/2008	10.00
42	3/25/2008	10.00
43	4/25/2008	10.00
44	5/25/2008	10.00
45	6/25/2008	10.00

Class A-1A and A-1B Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
46	7/25/2008	10.00
47	8/25/2008	10.00
48	9/25/2008	10.60
49	10/25/2008	10.25
50	11/25/2008	10.59
51	12/25/2008	10.24
52	1/25/2009	10.24
53	2/25/2009	11.44
54	3/25/2009	10.55
55	4/25/2009	10.90
56	5/25/2009	10.54
57	6/25/2009	10.89
58	7/25/2009	10.53
59	8/25/2009	10.54
60	9/25/2009	10.99
61	10/25/2009	10.63
62	11/25/2009	10.98
63	12/25/2009	10.62
64	1/25/2010	10.62
65	2/25/2010	11.75
66	3/25/2010	10.64
67	4/25/2010	10.98
68	5/25/2010	10.63
69	6/25/2010	10.97
70	7/25/2010	10.61
71	8/25/2010	10.61
72	9/25/2010	10.98
73	10/25/2010	10.62
74	11/25/2010	10.97
75	12/25/2010	10.61
76	1/25/2011	10.61
77	2/25/2011	11.74
78	3/25/2011	10.62
79	4/25/2011	10.97
80	5/25/2011	10.61
81	6/25/2011	10.96
82	7/25/2011	10.60
83	8/25/2011	10.59
84	9/25/2011	10.95
85	10/25/2011	10.59
86	11/25/2011	10.94
87	12/25/2011	10.58
88	1/25/2012	10.58

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Cap Proceeds

Class A-2A, A-2B, A-2C and A-2D Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
1	10/25/04	-
2	11/25/2004	10.00
3	12/25/2004	10.00
4	1/25/2005	10.00
5	2/25/2005	10.00
6	3/25/2005	10.00
7	4/25/2005	10.00
8	5/25/2005	10.00
9	6/25/2005	10.00
10	7/25/2005	10.00
11	8/25/2005	10.00
12	9/25/2005	10.00
13	10/25/2005	10.00
14	11/25/2005	10.00
15	12/25/2005	10.00
16	1/25/2006	10.00
17	2/25/2006	10.00
18	3/25/2006	10.00
19	4/25/2006	10.00
20	5/25/2006	10.00
21	6/25/2006	10.00
22	7/25/2006	10.00
23	8/25/2006	10.00
24	9/25/2006	10.00
25	10/25/2006	10.00
26	11/25/2006	10.00
27	12/25/2006	10.00
28	1/25/2007	10.00
29	2/25/2007	10.00
30	3/25/2007	10.00
31	4/25/2007	10.00
32	5/25/2007	10.00
33	6/25/2007	10.00
34	7/25/2007	10.00
35	8/25/2007	10.00
36	9/25/2007	10.00
37	10/25/2007	10.00
38	11/25/2007	10.00
39	12/25/2007	10.00
40	1/25/2008	10.00
41	2/25/2008	10.04
42	3/25/2008	9.99
43	4/25/2008	10.32
44	5/25/2008	9.98
45	6/25/2008	10.31

Class A-2A, A-2B, A-2C and A-2D Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
46	7/25/2008	9.98
47	8/25/2008	10.07
48	9/25/2008	10.96
49	10/25/2008	10.60
50	11/25/2008	10.95
51	12/25/2008	10.59
52	1/25/2009	10.59
53	2/25/2009	11.79
54	3/25/2009	10.84
55	4/25/2009	11.20
56	5/25/2009	10.83
57	6/25/2009	11.19
58	7/25/2009	10.83
59	8/25/2009	10.87
60	9/25/2009	11.37
61	10/25/2009	11.00
62	11/25/2009	11.36
63	12/25/2009	10.99
64	1/25/2010	10.99
65	2/25/2010	12.17
66	3/25/2010	11.02
67	4/25/2010	11.39
68	5/25/2010	11.02
69	6/25/2010	11.38
70	7/25/2010	11.01
71	8/25/2010	11.01
72	9/25/2010	11.40
73	10/25/2010	11.03
74	11/25/2010	11.40
75	12/25/2010	11.02
76	1/25/2011	11.02
77	2/25/2011	12.20
78	3/25/2011	11.03
79	4/25/2011	11.40
80	5/25/2011	11.02
81	6/25/2011	11.39
82	7/25/2011	11.02
83	8/25/2011	11.01
84	9/25/2011	11.38
85	10/25/2011	11.01
86	11/25/2011	11.37
87	12/25/2011	11.00
88	1/25/2012	11.00

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*Includes Cap Proceeds

Class M & Class B Net WAC Schedule*		
Period	**Date**	**Net WAC Pass-Through Rate (%)**
1	10/25/04	-
2	11/25/2004	10.00
3	12/25/2004	10.00
4	1/25/2005	10.00
5	2/25/2005	10.00
6	3/25/2005	10.00
7	4/25/2005	10.00
8	5/25/2005	10.00
9	6/25/2005	10.00
10	7/25/2005	10.00
11	8/25/2005	10.00
12	9/25/2005	10.00
13	10/25/2005	10.00
14	11/25/2005	10.00
15	12/25/2005	10.00
16	1/25/2006	10.00
17	2/25/2006	10.00
18	3/25/2006	10.00
19	4/25/2006	10.00
20	5/25/2006	10.00
21	6/25/2006	10.00
22	7/25/2006	10.00
23	8/25/2006	10.00
24	9/25/2006	10.00
25	10/25/2006	10.00
26	11/25/2006	10.00
27	12/25/2006	10.00
28	1/25/2007	10.00
29	2/25/2007	10.00
30	3/25/2007	10.00
31	4/25/2007	10.00
32	5/25/2007	10.00
33	6/25/2007	10.00
34	7/25/2007	10.00
35	8/25/2007	10.00
36	9/25/2007	10.00
37	10/25/2007	10.00
38	11/25/2007	10.00
39	12/25/2007	10.00
40	1/25/2008	10.00
41	2/25/2008	10.02
42	3/25/2008	10.00
43	4/25/2008	10.14
44	5/25/2008	9.99
45	6/25/2008	10.13
46	7/25/2008	9.99
47	8/25/2008	10.03
48	9/25/2008	10.75
49	10/25/2008	10.40
50	11/25/2008	10.74
51	12/25/2008	10.39
52	1/25/2009	10.39
53	2/25/2009	11.59
54	3/25/2009	10.67
55	4/25/2009	11.02
56	5/25/2009	10.66
57	6/25/2009	11.01
58	7/25/2009	10.66
59	8/25/2009	10.68
60	9/25/2009	11.15
61	10/25/2009	10.79
62	11/25/2009	11.14
63	12/25/2009	10.78
64	1/25/2010	10.77
65	2/25/2010	11.93
66	3/25/2010	10.80
67	4/25/2010	11.15
68	5/25/2010	10.79
69	6/25/2010	11.14
70	7/25/2010	10.78
71	8/25/2010	10.78
72	9/25/2010	11.16
73	10/25/2010	10.79
74	11/25/2010	11.15
75	12/25/2010	10.78
76	1/25/2011	10.78
77	2/25/2011	11.93
78	3/25/2011	10.79
79	4/25/2011	11.15
80	5/25/2011	10.78
81	6/25/2011	11.14
82	7/25/2011	10.77
83	8/25/2011	10.77
84	9/25/2011	11.13
85	10/25/2011	10.77
86	11/25/2011	11.12
87	12/25/2011	10.76
88	1/25/2012	10.75

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Cap Proceeds

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)
1	447	1.9100	2.2113	447	45	490	4.3855	4.4963	393
2	423	2.0578	2.3059	408	46	482	4.4212	4.5194	373
3	415	2.2692	2.3859	378	47	482	4.4602	4.5448	371
4	414	2.2063	2.4375	384	48	491	4.4949	4.5657	394
5	439	2.4005	2.5181	393	49	482	4.4610	4.5864	380
6	414	2.3904	2.5643	365	50	491	4.4952	4.6193	394
7	422	2.4431	2.6306	369	51	483	4.5290	4.6534	373
8	413	2.5508	2.7099	348	52	483	4.5628	4.6843	370
9	421	2.5744	2.7732	355	53	509	4.5937	4.7195	422
10	412	2.6576	2.8516	336	54	483	4.6254	4.7499	376
11	412	2.6932	2.9259	331	55	492	4.6544	4.7786	391
12	420	2.7858	3.0002	333	56	484	4.6866	4.8142	370
13	410	2.8827	3.0754	311	57	493	4.7170	4.8464	385
14	418	2.9532	3.1466	315	58	485	4.7465	4.8785	365
15	409	3.0259	3.2151	295	59	486	4.7766	4.9123	367
16	408	3.0986	3.2897	287	60	500	4.8056	4.9424	403
17	433	3.1603	3.3535	317	61	492	4.8542	4.9736	380
18	407	3.2269	3.4196	273	62	501	4.8830	5.0043	396
19	414	3.2958	3.4893	277	63	492	4.9098	5.0299	376
20	405	3.3642	3.5384	258	64	493	4.9390	5.0570	373
21	413	3.4285	3.5840	263	65	519	4.9647	5.0861	429
22	403	3.4947	3.6301	243	66	494	4.9920	5.1121	382
23	415	3.5612	3.6733	256	67	503	5.0174	5.1371	398
24	488	3.6283	3.7123	372	68	495	5.0440	5.1366	377
25	478	3.5902	3.7546	360	69	504	5.0695	5.1349	394
26	486	3.6410	3.8061	369	70	496	5.0968	5.1328	373
27	476	3.6976	3.8610	347	71	496	5.1223	5.1292	371
28	475	3.7539	3.9179	340	72	505	5.1449	5.1236	390
29	500	3.8039	3.9695	392	73	497	5.0151	5.1190	385
30	473	3.8585	4.0215	383	74	506	5.0356	5.1404	402
31	480	3.9127	4.0764	391	75	498	5.0558	5.1594	382
32	470	3.9619	4.1004	369	76	499	5.0769	5.1787	380
33	478	4.0158	4.1246	379	77	525	5.0949	5.1990	436
34	468	4.0686	4.1485	356	78	500	5.1142	5.2179	384
35	467	4.1169	4.1680	354	79	509	5.1343	5.2362	401
36	478	4.1679	4.1880	388	80	501	5.1533	5.2596	381
37	468	4.0651	4.2036	381	81	510	5.1701	5.2792	399
38	483	4.1044	4.2433	399	82	503	5.1892	5.3020	379
39	477	4.1469	4.2863	381	83	503	5.2072	5.3224	379
40	478	4.1888	4.3259	378	84	512	5.2236	5.3411	404
41	497	4.2294	4.3651	410	85	505	5.2606	5.3630	382
42	480	4.2704	4.4082	387	86	514	5.2772	5.3779	400
43	489	4.3056	4.4430	401	87	506	5.2957	5.3945	380
44	481	4.3466	4.4694	380	88	507	5.312	5.4111	380

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY - AGGREGATE POOL

Number of Mortgage Loans:	5,906	Index Type:	
Aggregate Principal Balance:	$1,105,576,615	6 Month LIBOR:	77.25%
Conforming Principal Balance Loans:	$678,607,672	Fixed Rate:	22.75%
Average Principal Balance:	$187,195	W.A. Initial Periodic Cap:	2.169%
Range:	$3,440 - $849,286	W.A. Subsequent Periodic Cap:	1.002%
W.A. Coupon:	7.191%	W.A. Lifetime Rate Cap:	6.428%
Range:	3.375% - 13.125%	Property Type:	
W.A. Gross Margin:	5.874%	Single Family:	71.62%
Range:	1.000% - 9.750%	PUD:	12.58%
W.A. Remaining Term (months):	344	2-4 Family:	7.06%
Range:	42 – 360	Condo:	8.75%
W.A. Seasoning: (months)	1		
Latest Maturity Date:	October 1, 2034	Occupancy Status:	
State Concentration (Top 5):		Primary:	93.29%
California:	56.56%	Investment:	5.19%
Florida:	5.19%	Second Home:	1.52%
New York:	4.11%	Documentation Status:	
Illinois:	3.41%	Full / Alt:	54.76%
Maryland:	3.15%	Stated:	35.42%
W.A. Original Combined LTV:	82.36%	Limited:	9.74%
Range:	17.24% - 100.00%	None:	0.08%
First Liens:	91.79%	Non-Zero W.A. Prepayment Penalty – Term (months):	26
Second Liens:	8.21%	Loans with Prepay Penalties:	79.17%
Non-Balloon Loans:	93.15%	Interest Only Loans	16.32%
Non-Zero W.A. FICO Score:	640	Loans with PMI	0.04%

DESCRIPTION OF THE TOTAL COLLATERAL

Originators

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
WMC	4,483	866,889,975	78.41
People's Choice	1,145	199,782,410	18.07
Other	278	38,904,230	3.52
Total:	**5,906**	**1,105,576,615**	**100.00**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fixed - 5 Year	1	3,440	-
Fixed - 15 Year	100	10,500,897	0.95
Fixed - 20 Year	20	2,188,902	0.20
Fixed - 30 Year	995	163,113,232	14.75
Balloon - 10/30	1	33,935	-
Balloon - 20/30	6	248,703	0.02
Balloon - 15/30	1,212	75,464,249	6.83
ARM - 6 Month	10	2,510,081	0.23
ARM - 2 Year/6 Month	2,731	608,847,017	55.07
ARM - 2 Year/6 Month - IO	500	161,853,381	14.64
ARM - 3 Year/6 Month	156	34,058,718	3.08
ARM - 3 Year/6 Month - IO	6	1,500,352	0.14
ARM - 5 Year/6 Month	115	28,163,541	2.55
ARM - 5 Year/6 Month - IO	53	17,090,168	1.55
Total:	**5,906**	**1,105,576,615**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balances at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	754	26,165,706	2.36
50,000.01 - 100,000.00	1,296	95,532,525	8.63
100,000.01 - 150,000.00	946	118,246,888	10.68
150,000.01 - 200,000.00	732	128,010,760	11.57
200,000.01 - 250,000.00	604	135,837,674	12.27
250,000.01 - 300,000.00	433	119,080,795	10.76
300,000.01 - 350,000.00	349	113,575,423	10.26
350,000.01 - 400,000.00	260	97,366,659	8.80
400,000.01 - 450,000.00	170	72,595,521	6.56
450,000.01 - 500,000.00	137	65,556,066	5.92
500,000.01 - 550,000.00	79	41,561,160	3.76
550,000.01 - 600,000.00	64	36,936,487	3.34
600,000.01 - 650,000.00	34	21,328,808	1.93
650,000.01 - 700,000.00	20	13,464,860	1.22
700,000.01 - 750,000.00	16	11,782,011	1.06
750,000.01 - 800,000.00	7	5,462,400	0.49
800,000.01 - 850,000.00	5	4,178,500	0.38
Total:	**5,906**	**1,106,682,243**	**100.00**

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	754	26,109,756	2.36
50,000.01 - 100,000.00	1,300	95,826,999	8.67
100,000.01 - 150,000.00	944	118,018,981	10.67
150,000.01 - 200,000.00	732	127,966,070	11.57
200,000.01 - 250,000.00	602	135,299,846	12.24
250,000.01 - 300,000.00	433	118,970,837	10.76
300,000.01 - 350,000.00	349	113,482,711	10.26
350,000.01 - 400,000.00	261	97,675,922	8.83
400,000.01 - 450,000.00	171	73,035,609	6.61
450,000.01 - 500,000.00	135	64,601,734	5.84
500,000.01 - 550,000.00	79	41,521,365	3.76
550,000.01 - 600,000.00	64	36,898,781	3.34
600,000.01 - 650,000.00	34	21,307,375	1.93
650,000.01 - 700,000.00	20	13,455,314	1.22
700,000.01 - 750,000.00	16	11,773,906	1.06
750,000.01 - 800,000.00	7	5,456,420	0.49
800,000.01 - 850,000.00	5	4,174,990	0.38
Total:	**5,906**	**1,105,576,615**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1-60	1	3,440	-
61 - 120	1	33,935	-
121 - 180	1,312	85,965,146	7.78
181 - 240	26	2,437,604	0.22
301 - 360	4,566	1,017,136,489	92.00
Total:	**5,906**	**1,105,576,615**	**100.00**

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
3.000 - 3.499	1	175,989	0.02
4.500 - 4.999	14	5,214,394	0.47
5.000 - 5.499	71	21,011,585	1.90
5.500 - 5.999	489	140,022,125	12.67
6.000 - 6.499	569	151,033,501	13.66
6.500 - 6.999	1,211	310,678,931	28.10
7.000 - 7.499	585	129,194,237	11.69
7.500 - 7.999	782	157,129,299	14.21
8.000 - 8.499	280	47,230,033	4.27
8.500 - 8.999	426	48,301,543	4.37
9.000 - 9.499	121	12,175,310	1.10
9.500 - 9.999	455	30,766,452	2.78
10.000 - 10.499	123	7,777,232	0.70
10.500 - 10.999	485	31,246,705	2.83
11.000 - 11.499	75	3,791,913	0.34
11.500 - 11.999	99	4,751,951	0.43
12.000 - 12.499	31	1,537,595	0.14
12.500 - 12.999	88	3,488,440	0.32
13.000 - 13.499	1	49,378	-
Total:	**5,906**	**1,105,576,615**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Combined Loan-to-Value Ratios

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	95	12,056,218	1.09
50.01 - 55.00	54	10,530,239	0.95
55.01 - 60.00	83	15,467,420	1.40
60.01 - 65.00	123	24,546,152	2.22
65.01 - 70.00	207	42,745,145	3.87
70.01 - 75.00	275	66,776,778	6.04
75.01 - 80.00	2,021	484,303,955	43.81
80.01 - 85.00	456	104,595,631	9.46
85.01 - 90.00	736	166,036,252	15.02
90.01 - 95.00	445	86,426,003	7.82
95.01 - 100.00	1,411	92,092,822	8.33
Total:	**5,906**	**1,105,576,615**	**100.00**

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
500 - 524	99	16,447,276	1.49
525 - 549	243	43,900,148	3.97
550 - 574	397	83,260,064	7.53
575 - 599	579	110,771,345	10.02
600 - 624	1,028	194,858,119	17.63
625 - 649	1,176	209,535,000	18.95
650 - 674	921	166,727,099	15.08
675 - 699	616	117,061,533	10.59
700 - 724	349	66,303,980	6.00
725 - 749	257	47,689,881	4.31
750 - 774	172	35,318,633	3.19
775 - 799	61	11,952,921	1.08
800 - 824	8	1,750,617	0.16
Total:	**5,906**	**1,105,576,615**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	2,627	625,347,528	56.56
Florida	420	57,344,892	5.19
New York	184	45,473,634	4.11
Illinois	254	37,675,176	3.41
Maryland	199	34,771,111	3.15
Texas	297	31,099,246	2.81
Nevada	174	30,146,676	2.73
Virginia	180	28,220,982	2.55
Arizona	182	23,806,818	2.15
New Jersey	107	22,955,370	2.08
Washington	97	15,234,794	1.38
Connecticut	68	14,114,877	1.28
Massachusetts	65	13,598,951	1.23
Colorado	82	12,061,352	1.09
Pennsylvania	96	11,701,110	1.06
Georgia	88	11,588,409	1.05
Ohio	91	9,127,488	0.83
Hawaii	35	8,942,572	0.81
Michigan	79	7,850,355	0.71
Louisiana	90	6,833,769	0.62
Oregon	40	6,163,899	0.56
Rhode Island	27	5,096,638	0.46
North Carolina	46	4,888,675	0.44
Tennessee	42	4,290,774	0.39
District of Columbia	21	4,214,710	0.38
Indiana	49	4,084,143	0.37
Montana	27	3,947,997	0.36
Missouri	38	3,298,198	0.30
Utah	31	3,246,162	0.29
Minnesota	19	2,649,795	0.24
New Mexico	15	1,996,781	0.18
South Carolina	16	1,691,029	0.15
New Hampshire	12	1,641,325	0.15
Delaware	9	1,443,227	0.13
Oklahoma	15	1,323,790	0.12
Mississippi	14	1,276,034	0.12
Idaho	17	1,187,780	0.11
Kentucky	13	1,184,748	0.11
Wisconsin	12	1,087,738	0.10
Arkansas	9	657,138	0.06
Maine	3	594,933	0.05
Kansas	5	554,373	0.05
Iowa	4	313,670	0.03
West Virginia	3	276,306	0.02

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Alaska	1	224,841	0.02
Wyoming	1	214,291	0.02
Alabama	1	75,772	0.01
Nebraska	1	56,738	0.01
Total:	**5,906**	**1,105,576,615**	**100.00**

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	5,449	1,031,384,221	93.29
Investment	361	57,384,967	5.19
Second Home	96	16,807,428	1.52
Total:	**5,906**	**1,105,576,615**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Full/Alt Documentation	3,383	605,368,737	54.76
Stated Documentation	2,045	391,637,935	35.42
Limited Documentation	473	107,731,446	9.74
No Documentation	5	838,498	0.08
Total:	**5,906**	**1,105,576,615**	**100**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Purchase	3,295	553,493,389	50.06
Refinance - Cashout	1,995	428,294,465	38.74
Refinance - Rate Term	616	123,788,762	11.20
Total:	**5,906**	**1,105,576,615**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	4,278	791,833,255	71.62
PUD	748	139,026,615	12.58
Condo	545	96,713,676	8.75
2-4 Family	335	78,003,069	7.06
Total:	**5,906**	**1,105,576,615**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
December 2004	1	31,222	-
January 2005	1	114,203	0.01
February 2005	3	564,869	0.07
March 2005	7	2,016,473	0.24
August 2005	2	239,951	0.03
September 2005	1	47,064	0.01
December 2005	1	85,053	0.01
January 2006	1	80,260	0.01
February 2006	4	539,436	0.06
April 2006	3	838,350	0.10
May 2006	3	418,223	0.05
June 2006	15	3,517,846	0.41
July 2006	67	17,896,648	2.10
August 2006	632	161,701,577	18.93
September 2006	2,471	579,183,463	67.82
October 2006	29	5,935,841	0.70
May 2007	1	187,241	0.02
June 2007	1	186,931	0.02
July 2007	5	1,196,226	0.14
August 2007	34	7,732,182	0.91
September 2007	120	26,092,489	3.06
October 2007	1	164,000	0.02
July 2009	5	2,225,202	0.26
August 2009	36	9,376,650	1.10
September 2009	126	33,237,857	3.89
October 2010	1	414,000	0.05
Total:	**3,571**	**854,023,257**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.000 - 1.499	2	178,798	0.02
3.000 - 3.499	2	459,800	0.05
3.500 - 3.999	115	34,375,490	4.03
4.000 - 4.499	24	5,819,201	0.68
4.500 - 4.999	217	57,315,476	6.71
5.000 - 5.499	912	209,209,801	24.50
5.500 - 5.999	627	167,385,136	19.60
6.000 - 6.499	678	171,077,357	20.03
6.500 - 6.999	471	106,115,786	12.43
7.000 - 7.499	246	53,142,639	6.22
7.500 - 7.999	166	31,903,123	3.74
8.000 - 8.499	97	15,494,384	1.81
8.500 - 8.999	12	1,277,921	0.15
9.000 - 9.499	1	83,268	0.01
9.500 - 9.999	1	185,077	0.02
Total:	**3,571**	**854,023,257**	**100.00**

*ARM Loans Only

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
10.000 - 10.499	1	175,359	0.02
11.000 - 11.499	20	6,667,788	0.78
11.500 - 11.999	112	29,447,784	3.45
12.000 - 12.499	476	137,032,998	16.05
12.500 - 12.999	527	141,372,761	16.55
13.000 - 13.499	873	228,296,713	26.73
13.500 - 13.999	548	124,595,706	14.59
14.000 - 14.499	507	107,370,314	12.57
14.500 - 14.999	236	42,406,227	4.97
15.000 - 15.499	164	25,136,650	2.94
15.500 - 15.999	62	7,506,521	0.88
16.000 - 16.499	26	2,650,497	0.31
16.500 - 16.999	11	930,033	0.11
17.000 - 17.499	3	193,029	0.02
17.500 - 17.999	4	209,655	0.02
18.500 - 18.999	1	31,222	-
Total:	**3,571**	**854,023,257**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	14	5,214,394	0.61
5.000 - 5.499	70	20,437,915	2.39
5.500 - 5.999	463	132,862,879	15.56
6.000 - 6.499	442	119,935,782	14.04
6.500 - 6.999	970	257,952,832	30.20
7.000 - 7.499	445	103,111,255	12.07
7.500 - 7.999	602	128,999,059	15.10
8.000 - 8.499	213	39,044,792	4.57
8.500 - 8.999	208	31,478,204	3.69
9.000 - 9.499	69	8,008,163	0.94
9.500 - 9.999	44	4,828,783	0.57
10.000 - 10.499	15	1,121,063	0.13
10.500 - 10.999	11	836,466	0.10
11.000 - 11.499	1	44,184	0.01
11.500 - 11.999	3	116,264	0.01
12.000 - 12.499	1	31,222	-
Total:	**3,571**	**854,023,257**	**100.00**

*ARM Loans Only

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.000	49	8,697,362	1.02
1.125	1	123,154	0.01
1.160	2	193,118	0.02
1.497	1	539,547	0.06
1.500	1,958	460,745,137	53.95
1.987	1	157,172	0.02
2.000	96	30,919,146	3.62
2.115	1	155,612	0.02
3.000	1,415	336,605,115	39.41
5.000	47	15,887,895	1.86
Total:	**3,571**	**854,023,257**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.750	1	301,880	0.04
1.000	3,547	850,506,260	99.59
1.500	19	2,560,110	0.30
2.000	4	655,007	0.08
Total:	**3,571**	**854,023,257**	**100.00**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
5.000 - 5.499	1	175,359	0.02
6.000 - 6.499	800	155,113,533	18.16
6.500 - 6.999	2,668	666,295,537	78.02
7.000 - 7.499	102	32,438,828	3.80
Total:	**3,571**	**854,023,257**	**100.00**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	1,384	230,291,760	20.83
6	1	103,930	0.01
12	209	50,887,965	4.60
24	3,189	646,011,145	58.43
36	1,123	178,281,815	16.13
Total:	**5,906**	**1,105,576,615**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY – GROUP I POOL

Number of Mortgage Loans:	4,325	Index Type:	
Aggregate Principal Balance:	$638,781,693	6 Month LIBOR:	74.23%
Conforming Principal Balance Loans:	$638,781,693	Fixed Rate:	25.77%
Average Principal Balance:	$147,695	W.A. Initial Periodic Cap:	2.063%
Range:	$13,197 - $589,826	W.A. Subsequent Periodic Cap:	1.003%
W.A. Coupon:	7.276%	W.A. Lifetime Rate Cap:	6.418%
Range:	3.375% - 12.990%	Property Type:	
W.A. Gross Margin:	5.966%	Single Family:	70.63%
Range:	1.000% - 8.000%	PUD:	11.19%
W.A. Remaining Term (months):	347	2-4 Family:	9.31%
Range:	168 - 360	Condo:	8.87%
W.A. Seasoning: (months)	1		
Latest Maturity Date:	October 1, 2034	Occupancy Status:	
State Concentration (Top 5):		Primary:	91.84%
California:	45.55%	Investment:	6.69%
Florida:	6.85%	Second Home:	1.47%
Illinois:	4.95%	Documentation Status:	
New York:	4.57%	Full / Alt:	57.14%
Texas:	3.61%	Stated:	35.79%
W.A. Original Combined LTV:	81.48%	Limited:	7.07%
Range:	17.24% - 100.00%		
First Liens:	92.96%	Non-Zero W.A. Prepayment Penalty – Term (months):	26
Second Liens:	7.04%	Loans with Prepay Penalties:	78.17%
Non-Balloon Loans:	95.01%	Interest Only Loans	8.42%
Non-Zero W.A. FICO Score:	634	Loans with PMI	0.00%

DESCRIPTION OF THE GROUP I COLLATERAL

Originators

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
WMC	3,350	505,243,497	79.09
People's Choice	975	133,538,196	20.91
Total:	**4,325**	**638,781,693**	**100.00**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fixed - 15 Year	93	9,414,687	1.47
Fixed - 20 Year	11	1,390,012	0.22
Fixed - 30 Year	876	121,930,542	19.09
Balloon - 15/30	740	31,860,778	4.99
ARM - 6 Month	8	1,494,592	0.23
ARM - 2 Year/6 Month	2,139	379,791,037	59.46
ARM - 2 Year/6 Month - IO	222	48,581,100	7.61
ARM - 3 Year/6 Month	127	22,457,947	3.52
ARM - 5 Year/6 Month	87	16,672,187	2.61
ARM - 5 Year/6 Month - IO	22	5,188,812	0.81
Total:	**4,325**	**638,781,693**	**100.00**

Principal Balances at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	688	23,909,186	3.74
50,000.01 - 100,000.00	955	68,245,729	10.67
100,000.01 - 150,000.00	761	95,204,957	14.89
150,000.01 - 200,000.00	658	115,220,946	18.02
200,000.01 - 250,000.00	574	129,124,110	20.19
250,000.01 - 300,000.00	412	113,412,808	17.74
300,000.01 - 350,000.00	218	69,282,874	10.84
350,000.01 - 400,000.00	24	8,992,835	1.41
400,000.01 - 450,000.00	19	8,053,400	1.26
450,000.01 - 500,000.00	11	5,220,375	0.82
500,000.01 - 550,000.00	2	1,032,000	0.16
550,000.01 - 600,000.00	3	1,722,357	0.27
Total:	**4,325**	**639,421,577**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	688	23,864,158	3.74
50,000.01 - 100,000.00	957	68,384,192	10.71
100,000.01 - 150,000.00	760	95,061,555	14.88
150,000.01 - 200,000.00	659	115,357,088	18.06
200,000.01 - 250,000.00	572	128,591,151	20.13
250,000.01 - 300,000.00	412	113,309,207	17.74
300,000.01 - 350,000.00	218	69,224,747	10.84
350,000.01 - 400,000.00	25	9,383,054	1.47
400,000.01 - 450,000.00	18	7,643,290	1.20
450,000.01 - 500,000.00	11	5,213,288	0.82
500,000.01 - 550,000.00	2	1,029,309	0.16
550,000.01 - 600,000.00	3	1,720,655	0.27
Total:	**4,325**	**638,781,693**	**100.00**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
121 - 180	833	41,275,465	6.46
181 - 240	11	1,390,012	0.22
301 - 360	3,481	596,116,216	93.32
Total:	**4,325**	**638,781,693**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
3.000 - 3.499	1	175,989	0.03
4.500 - 4.999	6	1,437,097	0.22
5.000 - 5.499	42	9,130,557	1.43
5.500 - 5.999	303	64,521,202	10.1
6.000 - 6.499	411	84,565,922	13.24
6.500 - 6.999	885	173,964,755	27.23
7.000 - 7.499	472	84,801,052	13.28
7.500 - 7.999	637	104,054,309	16.29
8.000 - 8.499	217	29,446,685	4.61
8.500 - 8.999	301	31,224,230	4.89
9.000 - 9.499	94	8,810,607	1.38
9.500 - 9.999	304	17,104,724	2.68
10.000 - 10.499	105	6,023,794	0.94
10.500 - 10.999	322	15,527,990	2.43
11.000 - 11.499	49	1,969,319	0.31
11.500 - 11.999	76	2,723,013	0.43
12.000 - 12.499	24	816,746	0.13
12.500 - 12.999	76	2,483,703	0.39
Total:	**4,325**	**638,781,693**	**100**

Original Combined Loan-to-Value Ratios

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	90	11,215,908	1.76
50.01 - 55.00	44	6,726,297	1.05
55.01 - 60.00	75	12,209,732	1.91
60.01 - 65.00	108	19,002,664	2.97
65.01 - 70.00	173	30,035,933	4.70
70.01 - 75.00	214	38,220,913	5.98
75.01 - 80.00	1,476	271,317,994	42.47
80.01 - 85.00	360	65,559,262	10.26
85.01 - 90.00	538	90,025,223	14.09
90.01 - 95.00	315	47,995,603	7.51
95.01 - 100.00	932	46,472,165	7.28
Total:	**4,325**	**638,781,693**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
500 - 524	88	12,245,885	1.92
525 - 549	207	31,318,741	4.90
550 - 574	325	57,052,020	8.93
575 - 599	476	72,793,342	11.40
600 - 624	759	114,831,047	17.98
625 - 649	824	115,022,241	18.01
650 - 674	652	91,112,638	14.26
675 - 699	429	61,910,107	9.69
700 - 724	238	35,114,973	5.50
725 - 749	179	25,219,714	3.95
750 - 774	102	14,798,825	2.32
775 - 799	43	6,566,114	1.03
800 - 824	3	796,047	0.12
Total:	**4,325**	**638,781,693**	**100.00**

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	1,603	290,973,215	45.55
Florida	369	43,748,641	6.85
Illinois	230	31,600,188	4.95
New York	128	29,183,709	4.57
Texas	243	23,062,256	3.61
Maryland	148	21,720,296	3.40
Virginia	142	19,456,099	3.05
Nevada	142	18,884,461	2.96
Arizona	125	13,839,226	2.17
New Jersey	78	13,048,731	2.04
Pennsylvania	91	10,457,929	1.64
Washington	76	10,358,275	1.62
Massachusetts	54	10,245,868	1.60
Georgia	81	9,661,762	1.51
Colorado	71	8,761,929	1.37
Connecticut	50	8,628,604	1.35
Hawaii	32	7,855,791	1.23
Ohio	86	7,601,553	1.19
Michigan	74	7,122,176	1.11
Louisiana	84	6,273,604	0.98
Rhode Island	27	5,096,638	0.80
Tennessee	38	3,972,507	0.62
North Carolina	39	3,520,063	0.55
Oregon	30	3,510,284	0.55
District of Columbia	18	3,169,524	0.50

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Montana	24	2,985,352	0.47
Indiana	35	2,941,330	0.46
Missouri	32	2,646,013	0.41
Utah	29	2,447,804	0.38
Minnesota	14	2,212,590	0.35
New Hampshire	12	1,641,325	0.26
New Mexico	11	1,600,866	0.25
Delaware	9	1,443,227	0.23
Oklahoma	15	1,323,790	0.21
Mississippi	13	1,192,766	0.19
Idaho	17	1,187,780	0.19
Wisconsin	12	1,087,738	0.17
South Carolina	11	920,694	0.14
Arkansas	9	657,138	0.10
Kentucky	6	636,160	0.10
Maine	3	594,933	0.09
Kansas	5	554,373	0.09
Iowa	4	313,670	0.05
Alaska	1	224,841	0.04
Wyoming	1	214,291	0.03
West Virginia	2	144,944	0.02
Nebraska	1	56,738	0.01
Total:	**4,325**	**638,781,693**	**100.00**

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	3,936	586,641,683	91.84
Investment	318	42,744,687	6.69
Second Home	71	9,395,323	1.47
Total:	**4,325**	**638,781,693**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Full/Alt Documentation	2,526	365,007,674	57.14
Stated Documentation	1,510	228,630,530	35.79
Limited Documentation	289	45,143,489	7.07
Total:	**4,325**	**638,781,693**	**100**

DESCRIPTION OF THE GROUP I COLLATERAL

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Purchase	2,264	291,249,374	45.59
Refinance - Cashout	1,558	266,823,574	41.77
Refinance - Rate Term	503	80,708,746	12.63
Total:	**4,325**	**638,781,693**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	3,120	451,168,995	70.63
PUD	523	71,466,069	11.19
2-4 Family	282	59,463,260	9.31
Condo	400	56,683,370	8.87
Total:	**4,325**	**638,781,693**	**100.00**

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
January 2005	1	114,203	0.02
February 2005	3	564,869	0.12
March 2005	4	815,520	0.17
December 2005	1	85,053	0.02
April 2006	2	428,850	0.09
May 2006	3	418,223	0.09
June 2006	11	1,999,541	0.42
July 2006	39	7,001,201	1.48
August 2006	423	80,753,941	17.03
September 2006	1,865	334,914,574	70.63
October 2006	17	2,770,753	0.58
May 2007	1	187,241	0.04
June 2007	1	186,931	0.04
July 2007	4	651,200	0.14
August 2007	29	5,667,714	1.20
September 2007	92	15,764,860	3.32
July 2009	2	366,073	0.08
August 2009	21	3,782,099	0.80
September 2009	86	17,712,827	3.74
Total:	**2,605**	**474,185,674**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.000 - 1.499	2	178,798	0.04
3.500 - 3.999	58	11,824,303	2.49
4.000 - 4.499	2	321,164	0.07
4.500 - 4.999	133	26,506,998	5.59
5.000 - 5.499	705	123,604,322	26.07
5.500 - 5.999	433	86,780,371	18.30
6.000 - 6.499	495	93,818,754	19.79
6.500 - 6.999	371	65,733,236	13.86
7.000 - 7.499	198	34,253,895	7.22
7.500 - 7.999	135	21,355,750	4.50
8.000 - 8.499	73	9,808,084	2.07
Total:	**2,605**	**474,185,674**	**100.00**

*ARM Loans Only

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
11.000 - 11.499	7	1,555,535	0.33
11.500 - 11.999	56	11,868,869	2.50
12.000 - 12.499	301	64,523,121	13.61
12.500 - 12.999	364	75,205,321	15.86
13.000 - 13.499	637	125,819,937	26.53
13.500 - 13.999	417	73,776,666	15.56
14.000 - 14.499	415	68,903,142	14.53
14.500 - 14.999	192	26,571,090	5.60
15.000 - 15.499	133	17,443,463	3.68
15.500 - 15.999	49	5,635,297	1.19
16.000 - 16.499	21	2,256,094	0.48
16.500 - 16.999	8	401,114	0.08
17.000 - 17.499	2	109,761	0.02
17.500 - 17.999	3	116,264	0.02
Total:	**2,605**	**474,185,674**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	6	1,437,097	0.30
5.000 - 5.499	42	9,130,557	1.93
5.500 - 5.999	286	61,074,175	12.88
6.000 - 6.499	303	62,288,936	13.14
6.500 - 6.999	679	136,437,025	28.77
7.000 - 7.499	347	63,931,392	13.48
7.500 - 7.999	480	80,857,032	17.05
8.000 - 8.499	173	24,565,828	5.18
8.500 - 8.999	174	22,749,729	4.80
9.000 - 9.499	57	6,401,315	1.35
9.500 - 9.999	34	3,946,548	0.83
10.000 - 10.499	13	889,627	0.19
10.500 - 10.999	7	315,965	0.07
11.000 - 11.499	1	44,184	0.01
11.500 - 11.999	3	116,264	0.02
Total:	**2,605**	**474,185,674**	**100.00**

*ARM Loans Only

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.000	42	6,282,885	1.32
1.125	1	123,154	0.03
1.160	2	193,118	0.04
1.500	1,562	288,349,616	60.81
1.987	1	157,172	0.03
2.000	40	8,808,817	1.86
2.115	1	155,612	0.03
3.000	933	164,854,367	34.77
5.000	23	5,260,934	1.11
Total:	**2,605**	**474,185,674**	**100.00**

*ARM Loans Only

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.750	1	301,880	0.06
1.000	2,584	471,083,530	99.35
1.500	16	2,145,256	0.45
2.000	4	655,007	0.14
Total:	**2,605**	**474,185,674**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
6.000 - 6.499	549	86,348,980	18.21
6.500 - 6.999	2,017	379,007,889	79.93
7.000 - 7.499	39	8,828,805	1.86
Total:	**2,605**	**474,185,674**	**100.00**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	1,046	139,449,946	21.83
6	1	103,930	0.02
12	144	26,500,722	4.15
24	2,232	350,642,147	54.89
36	902	122,084,949	19.11
Total:	**4,325**	**638,781,693**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY – GROUP II POOL

Number of Mortgage Loans:	1,581	Index Type:	
Aggregate Principal Balance:	$466,794,922	6 Month LIBOR:	81.37%
Conforming Principal Balance Loans:	$39,825,979	Fixed Rate:	18.63%
Average Principal Balance:	$295,253	W.A. Initial Periodic Cap:	2.302%
Range:	$3,440 - $849,286	W.A. Subsequent Periodic Cap:	1.001%
W.A. Coupon:	7.074%	W.A. Lifetime Rate Cap:	6.441%
Range:	4.625% - 13.125%	Property Type:	
W.A. Gross Margin:	5.759%	Single Family:	72.98%
Range:	3.375% - 9.750%	PUD:	14.47%
W.A. Remaining Term (months):	341	2-4 Family:	3.97%
Range:	42 - 360	Condo::	8.58%
W.A. Seasoning: (months)	1	Occupancy Status:	
Latest Maturity Date:	October 1, 2034	Primary:	95.28%
State Concentration (Top 5):		Investment:	3.14%
California:	71.63%	Second Home:	1.59%
New York:	3.49%	Documentation Status:	
Florida:	2.91%	Full / Alt:	51.49%
Maryland:	2.80%	Stated:	34.92%
Nevada:	2.41%	Limited:	13.41%
W.A. Combined Original LTV:	83.57%	None:	0.18%
Range:	20.00% - 100.00%		
First Liens:	90.19%	Non-Zero W.A. Prepayment Penalty – Term (months):	25
Second Liens:	9.81%	Loans with Prepay Penalties:	80.54%
Non-Balloon Loans:	90.60%	Interest Only Loans	27.14%
Non-Zero W.A. FICO Score:	648	Loans with PMI	0.09%

DESCRIPTION OF THE GROUP II COLLATERAL

Originators

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
WMC	1,133	361,646,478	77.47
Peoples Choice	170	66,244,214	14.19
Other	278	38,904,230	8.33
Total:	**1,581**	**466,794,922**	**100.00**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fixed - 5 Year	1	3,440	-
Fixed - 15 Year	7	1,086,210	0.23
Fixed - 20 Year	9	798,890	0.17
Fixed - 30 Year	119	41,182,690	8.82
Balloon - 10/30	1	33,935	0.01
Balloon - 20/30	6	248,703	0.05
Balloon - 15/30	472	43,603,472	9.34
ARM - 6 Month	2	1,015,489	0.22
ARM - 2 Year/6 Month	592	229,055,980	49.07
ARM - 2 Year/6 Month - IO	278	113,272,281	24.27
ARM - 3 Year/6 Month	29	11,600,771	2.49
ARM - 3 Year/6 Month - IO	6	1,500,352	0.32
ARM - 5 Year/6 Month	28	11,491,354	2.46
ARM - 5 Year/6 Month - IO	31	11,901,356	2.55
Total:	**1,581**	**466,794,922**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balances at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	66	2,256,520	0.48
50,000.01 - 100,000.00	341	27,286,796	5.84
100,000.01 - 150,000.00	185	23,041,931	4.93
150,000.01 - 200,000.00	74	12,789,814	2.74
200,000.01 - 250,000.00	30	6,713,564	1.44
250,000.01 - 300,000.00	21	5,667,987	1.21
300,000.01 - 350,000.00	131	44,292,549	9.48
350,000.01 - 400,000.00	236	88,373,824	18.91
400,000.01 - 450,000.00	151	64,542,121	13.81
450,000.01 - 500,000.00	126	60,335,691	12.91
500,000.01 - 550,000.00	77	40,529,160	8.67
550,000.01 - 600,000.00	61	35,214,130	7.54
600,000.01 - 650,000.00	34	21,328,808	4.56
650,000.01 - 700,000.00	20	13,464,860	2.88
700,000.01 - 750,000.00	16	11,782,011	2.52
750,000.01 - 800,000.00	7	5,462,400	1.17
800,000.01 - 850,000.00	5	4,178,500	0.89
Total:	**1,581**	**467,260,666**	**100.00**

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	66	2,245,598	0.48
50,000.01 - 100,000.00	343	27,442,807	5.88
100,000.01 - 150,000.00	184	22,957,427	4.92
150,000.01 - 200,000.00	73	12,608,982	2.70
200,000.01 - 250,000.00	30	6,708,695	1.44
250,000.01 - 300,000.00	21	5,661,630	1.21
300,000.01 - 350,000.00	131	44,257,964	9.48
350,000.01 - 400,000.00	236	88,292,867	18.91
400,000.01 - 450,000.00	153	65,392,319	14.01
450,000.01 - 500,000.00	124	59,388,446	12.72
500,000.01 - 550,000.00	77	40,492,056	8.67
550,000.01 - 600,000.00	61	35,178,126	7.54
600,000.01 - 650,000.00	34	21,307,375	4.56
650,000.01 - 700,000.00	20	13,455,314	2.88
700,000.01 - 750,000.00	16	11,773,906	2.52
750,000.01 - 800,000.00	7	5,456,420	1.17
800,000.01 - 850,000.00	5	4,174,990	0.89
Total:	**1,581**	**466,794,922**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1-60	1	3,440	-
61 - 120	1	33,935	0.01
121 - 180	479	44,689,681	9.57
181 - 240	15	1,047,592	0.22
301 - 360	1,085	421,020,273	90.19
Total:	**1,581**	**466,794,922**	**100.00**

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	8	3,777,297	0.81
5.000 - 5.499	29	11,881,027	2.55
5.500 - 5.999	186	75,500,923	16.17
6.000 - 6.499	158	66,467,579	14.24
6.500 - 6.999	326	136,714,176	29.29
7.000 - 7.499	113	44,393,185	9.51
7.500 - 7.999	145	53,074,990	11.37
8.000 - 8.499	63	17,783,348	3.81
8.500 - 8.999	125	17,077,313	3.66
9.000 - 9.499	27	3,364,703	0.72
9.500 - 9.999	151	13,661,729	2.93
10.000 - 10.499	18	1,753,439	0.38
10.500 - 10.999	163	15,718,716	3.37
11.000 - 11.499	26	1,822,594	0.39
11.500 - 11.999	23	2,028,938	0.43
12.000 - 12.499	7	720,849	0.15
12.500 - 12.999	12	1,004,737	0.22
13.000 - 13.499	1	49,378	0.01
Total:	**1,581**	**466,794,922**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Combined Loan-to-Value Ratios

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	5	840,310	0.18
50.01 - 55.00	10	3,803,943	0.81
55.01 - 60.00	8	3,257,688	0.70
60.01 - 65.00	15	5,543,488	1.19
65.01 - 70.00	34	12,709,212	2.72
70.01 - 75.00	61	28,555,865	6.12
75.01 - 80.00	545	212,985,960	45.63
80.01 - 85.00	96	39,036,369	8.36
85.01 - 90.00	198	76,011,029	16.28
90.01 - 95.00	130	38,430,399	8.23
95.01 - 100.00	479	45,620,658	9.77
Total:	**1,581**	**466,794,922**	**100.00**

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
500 - 524	11	4,201,391	0.90
525 - 549	36	12,581,407	2.70
550 - 574	72	26,208,045	5.61
575 - 599	103	37,978,003	8.14
600 - 624	269	80,027,072	17.14
625 - 649	352	94,512,759	20.25
650 - 674	269	75,614,461	16.20
675 - 699	187	55,151,425	11.81
700 - 724	111	31,189,007	6.68
725 - 749	78	22,470,167	4.81
750 - 774	70	20,519,809	4.40
775 - 799	18	5,386,808	1.15
800 - 824	5	954,570	0.20
Total:	**1,581**	**466,794,922**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	1,024	334,374,313	71.63
New York	56	16,289,925	3.49
Florida	51	13,596,251	2.91
Maryland	51	13,050,815	2.80
Nevada	32	11,262,215	2.41
Arizona	57	9,967,592	2.14
New Jersey	29	9,906,638	2.12
Virginia	38	8,764,883	1.88
Texas	54	8,036,990	1.72
Illinois	24	6,074,988	1.30
Connecticut	18	5,486,274	1.18
Washington	21	4,876,519	1.04
Massachusetts	11	3,353,083	0.72
Colorado	11	3,299,423	0.71
Oregon	10	2,653,615	0.57
Georgia	7	1,926,646	0.41
Ohio	5	1,525,935	0.33
North Carolina	7	1,368,612	0.29
Pennsylvania	5	1,243,181	0.27
Indiana	14	1,142,813	0.24
Hawaii	3	1,086,781	0.23
District of Columbia	3	1,045,186	0.22
Montana	3	962,645	0.21
Utah	2	798,357	0.17
South Carolina	5	770,335	0.17
Michigan	5	728,179	0.16
Missouri	6	652,185	0.14
Louisiana	6	560,165	0.12
Kentucky	7	548,588	0.12
Minnesota	5	437,205	0.09
New Mexico	4	395,915	0.08
Tennessee	4	318,267	0.07
West Virginia	1	131,361	0.03
Mississippi	1	83,268	0.02
Alabama	1	75,772	0.02
Total:	**1,581**	**466,794,922**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	1,513	444,742,538	95.28
Investment	43	14,640,280	3.14
Second Home	25	7,412,104	1.59
Total:	**1,581**	**466,794,922**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Full/Alt Documentation	857	240,361,063	51.49
Stated Documentation	535	163,007,405	34.92
Limited Documentation	184	62,587,956	13.41
No Documentation	5	838,498	0.18
Total:	**1,581**	**466,794,922**	**100**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Purchase	1,031	262,244,015	56.18
Refinance - Cashout	437	161,470,891	34.59
Refinance - Rate Term	113	43,080,016	9.23
Total:	**1,581**	**466,794,922**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	1,158	340,664,260	72.98
PUD	225	67,560,547	14.47
Condo	145	40,030,306	8.58
2-4 Family	53	18,539,809	3.97
Total:	**1,581**	**466,794,922**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
December 2004	1	31,222	0.01
March 2005	3	1,200,953	0.32
August 2005	2	239,951	0.06
September 2005	1	47,064	0.01
January 2006	1	80,260	0.02
February 2006	4	539,436	0.14
April 2006	1	409,500	0.11
June 2006	4	1,518,305	0.40
July 2006	28	10,895,447	2.87
August 2006	209	80,947,636	21.31
September 2006	606	244,268,888	64.31
October 2006	12	3,165,088	0.83
July 2007	1	545,026	0.14
August 2007	5	2,064,468	0.54
September 2007	28	10,327,629	2.72
October 2007	1	164,000	0.04
July 2009	3	1,859,129	0.49
August 2009	15	5,594,551	1.47
September 2009	40	15,525,030	4.09
October 2009	1	414,000	0.11
Total:	**966**	**379,837,583**	**100.00**

*ARM Loans Only

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
3.000 - 3.499	2	459,800	0.12
3.500 - 3.999	57	22,551,187	5.94
4.000 - 4.499	22	5,498,036	1.45
4.500 - 4.999	84	30,808,478	8.11
5.000 - 5.499	207	85,605,479	22.54
5.500 - 5.999	194	80,604,765	21.22
6.000 - 6.499	183	77,258,604	20.34
6.500 - 6.999	100	40,382,550	10.63
7.000 - 7.499	48	18,888,744	4.97
7.500 - 7.999	31	10,547,373	2.78
8.000 - 8.499	24	5,686,301	1.50
8.500 - 8.999	12	1,277,921	0.34
9.000 - 9.499	1	83,268	0.02
9.500 - 9.999	1	185,077	0.05
Total:	**966**	**379,837,583**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
10.000 - 10.499	1	175,359	0.05
11.000 - 11.499	13	5,112,253	1.35
11.500 - 11.999	56	17,578,915	4.63
12.000 - 12.499	175	72,509,877	19.09
12.500 - 12.999	163	66,167,440	17.42
13.000 - 13.499	236	102,476,776	26.98
13.500 - 13.999	131	50,819,039	13.38
14.000 - 14.499	92	38,467,172	10.13
14.500 - 14.999	44	15,835,137	4.17
15.000 - 15.499	31	7,693,187	2.03
15.500 - 15.999	13	1,871,224	0.49
16.000 - 16.499	5	394,403	0.10
16.500 - 16.999	3	528,919	0.14
17.000 - 17.499	1	83,268	0.02
17.500 - 17.999	1	93,390	0.02
18.500 - 18.999	1	31,222	0.01
Total:	**966**	**379,837,583**	**100.00**

*ARM Loans Only

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	8	3,777,297	0.99
5.000 - 5.499	28	11,307,358	2.98
5.500 - 5.999	177	71,788,705	18.90
6.000 - 6.499	139	57,646,846	15.18
6.500 - 6.999	291	121,515,807	31.99
7.000 - 7.499	98	39,179,863	10.31
7.500 - 7.999	122	48,142,028	12.67
8.000 - 8.499	40	14,478,964	3.81
8.500 - 8.999	34	8,728,475	2.30
9.000 - 9.499	12	1,606,848	0.42
9.500 - 9.999	10	882,235	0.23
10.000 - 10.499	2	231,436	0.06
10.500 - 10.999	4	520,500	0.14
12.000 - 12.499	1	31,222	0.01
Total:	**966**	**379,837,583**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.000	7	2,414,477	0.64
1.497	1	539,547	0.14
1.500	396	172,395,520	45.39
2.000	56	22,110,330	5.82
3.000	482	171,750,748	45.22
5.000	24	10,626,961	2.80
Total:	**966**	**379,837,583**	**100.00**

*ARM Loans Only

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.000	963	379,422,730	99.89
1.500	3	414,853	0.11
Total:	**966**	**379,837,583**	**100.00**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
5.000 - 5.499	1	175,359	0.05
6.000 - 6.499	251	68,764,553	18.10
6.500 - 6.999	651	287,287,648	75.63
7.000 - 7.499	63	23,610,023	6.22
Total:	**966**	**379,837,583**	**100.00**

*ARM Loans Only

Orignal Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	338	90,841,814	19.46
12	65	24,387,243	5.22
24	957	295,368,998	63.28
36	221	56,196,866	12.04
Total:	**1,581**	**466,794,922**	**100.00**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading	
Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786
ABS Banking	
Nita Cherry	212-250-7773
Sue Valenti	212-250-3455
Jiwun Kim	212-250-6997
ABS Structuring	
Bill Yeung	212-250-6893
Marina Tukhin	212-250-2250
ABS Collateral	
Steve Lumer	212-250-0115
Chris Sudol	212-250-0507